UNITED [redacted]
SECURITIES AND EXC
Washington,

08028174

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RECD S.E.C.
FEB 29 2008
603

ANNUAL AUD
FORM X-17A-5
PART III

Washington, DC
110

SEC FILE NUMBER
8- 52819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine + Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marshall Sonenshine 212 994 3331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein deVisser a Mintz, P.C.
(Name – *if individual, state last, first, middle name*)

29 West 38th Street (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine & Company LLC, as of February 28, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

Signature

Managing Partner
Title

Subscribed and Sworn to before me on this 29 day of February, 2008
County of New York
State of New York

MATTHEW BASS
Notary Public, State of New York
No. 01BA6175969
Qualified in New York County
Commission Expires Oct. 22, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

SONENSHINE & COMPANY LLC

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

SONENSHINE & COMPANY LLC
TABLE OF CONTENTS
DECEMBER 31, 2007

STEIN deVISSER & MINTZ, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38th STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX (212) 768-9371
SENDERS E-MAIL ADDRESS: RSTEIN@SDMCPA.COM

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonenshine & Company LLC
400 Park Avenue - 17th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2007, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stein deVisser & Mintz P.C.

February 28, 2008

SONENSHINE & COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$	195,287
Accounts receivable		33,957
Other assets		2,748
TOTAL ASSETS	$	231,992

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses		20,457
TOTAL LIABILITIES		20,457
MEMBER'S CAPITAL		211,535
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	231,992

See independent auditors' report and notes to financial statements.

SONENSHINE & COMPANY LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Income:		
Fee Income		$ 120,500
Other Income		35,000
Interest and dividend income		686
Total Income		$ 156,186
Expenses:		
Office expenses	12,000	
Professional fees	18,213	
Other expenses	3,355	
Total expenses		(33,568)
NET INCOME		$122,618

See independent auditors' report and notes to financial statements.

SONENSHINE & COMPANY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY – December 31, 2006	$ 58,704
NET INCOME	122,618
CONTRIBUTIONS	30,213
MEMBER'S EQUITY – December 31, 2007	$ 211,535

See independent auditors' report and notes to financial statements.

SONENSHINE & COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS USED BY OPERATING ACTIVITIES:	
Net income	$ 122,618
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)Decrease in:	
Other assets	(33,626)
Increase(Decrease) in:	
Accrued expenses	15,457
NET CASH PROVIDED BY OPERATING ACTIVITIES	104,449
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution of capital from parent company	30,213
NET INCREASE IN CASH	134,662
CASH AT BEGINNING OF YEAR	60,625
CASH AT END OF YEAR	$ 195,287

See independent auditors' report and notes to financial statements.

SONENSHINE & COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC ("Parent Company"). The Company provides investment banking and corporate finance services to its clients.

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Consulting Fees—Consulting fees and the related consulting fees receivable are recorded on an accrual basis. Consulting fees received in advance are deferred until earned.

Income Taxes—The Company is a single member limited liability company, which is disregarded for Federal and New York State and City income tax purposes. The income of the entity is reported by the single member on its tax return. Therefore, no provision for income taxes has been provided for by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $174,830, which was $169,830 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.117 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has entered into an Administrative Services Agreement (the "Agreement") with Sonenshine Partners LLC. Pursuant to the Agreement, the Company is obligated to pay the parent company $1,000 per month representing the expenses incurred for the provision of facilities, goods and services to the Company. During the year ended December 31, 2007, the company incurred $12,000 in expenses relating to this agreement that were contributed as capital by the parent company. The company incurred additional expenses of $18,213 during the year ended December 31, 2007, which were also contributed as capital by the parent company.

NOTE 5. SPECIAL PAYMENT FROM FINRA

In connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers, the company received a non-recurring $35,000 payment from FINRA.

SONENSHINE & COMPANY LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2007

COMPUTATION OF REGULATORY CAPITAL	
Total member's equity	$211,535
NONALLOWABLE ASSETS:	
Other assets	36,705
Total non-allowable assets	36,705
NET CAPITAL	$ 174,830
AGGREGATE INDEBTEDNESS	$ 20,457
MINIMUM NET CAPITAL REQUIRED (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 169,830
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.70%

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2007, as amended on February 28, 2008.

See independent auditors' report and notes to financial statements.

SONENSHINE & COMPANY LLC
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2007

The LLC does not clear or carry any customer accounts, nor is it holding any funds or securities owned by customers. Therefore, the requirement that there must be a reserve is not applicable in this case and the LLC has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38th STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX: (212) 768-9371
WEB ADDRESS: http://www.sdmcpa.com

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

Supplementary Report of Independent Auditors On Internal Control Required by Rule 17a-5

To the Member of
Sonenshine & Company LLC

In planning and performing our audit of the financial statements of Sonenshine & Company LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recording of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future period are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stein deVisser & Mintz P.C.

February 28, 2008

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768-9371

END